Exhibit 99.2

MINERA ANDES INC.

September 30, 2011

(Unaudited — stated in thousands of United States dollars)

INDEX

Notice to reader

Unaudited Condensed Interim Consolidated Financial Statements

•                  Condensed Consolidated Statements of Comprehensive Income

•                  Condensed Consolidated Statements of Financial Position

•                  Condensed Consolidated Statements of Changes in Equity

•                  Condensed Consolidated Statements of Cash Flows

•                  Notes to the Condensed Interim Consolidated Financial Statements

Notice to Reader — From Minera Andes Inc.

The condensed interim consolidated financial statements of Minera Andes Inc. (“the Company”) including the accompanying consolidated statements of financial position as at September 30, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive income, changes in equity and cash flows for the three and nine month periods ended September 30, 2011 and 2010 are the responsibility of the Company’s management.  The condensed interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with International Financial Reporting Standards (“IFRS”)  for interim financial statements.

MINERA ANDES INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three and nine month periods ended September 30, 2011 and 2010

(Unaudited — stated in thousands of U.S. Dollars except per share amounts)

		Three months ended		Nine months ended
			September 30,		September 30,
		September 30,	2010	September 30,	2010
	Note	2011	(see Note 5)	2011	(see Note 5)
Income on investment in Minera Santa Cruz (“MSC”)		$11,693	$5,359	$37,252	$10,031
Less amortization of deferred costs		(475)	(399)	(1,226)	(1,160)
Net income on Investment in MSC	7	11,218	4,960	36,026	8,871
Professional fees		(2,471)	(466)	(4,041)	(1,217)
Wages		(257)	(337)	(850)	(1,162)
Other operating expenses		(624)	(761)	(1,948)	(1,486)
Income before undernoted items		7,866	3,396	29,187	5,006
Foreign exchange (loss) gain		(1,012)	188	(371)	284
Interest and other income		27	5	96	16
Project loan interest expense	7	(570)	(647)	(1,691)	(1,944)
Project loan interest income	7	570	647	1,691	1,944
Write-off of exploration and evaluative assets	6	—	—	—	(2)
Unrealized gain (loss) on fair value of derivative liability	5	—	(9,176)	6,119	(9,469)
Income (loss) before income tax		6,881	(5,587)	35,031	(4,165)
Income tax expense		(100)	(38)	(523)	(74)
Net income (loss) for the period and comprehensive income		$6,781	$(5,625)	$34,508	$(4,239)
Basic and diluted earnings (loss) per share	8d	$0.02	$(0.02)	$0.12	$(0.02)
Weighted average number of shares, basic		282,853,745	264,741,621	281,166,856	264,244,179
Weighted average number of shares, diluted		285,058,087	265,552,968	284,356,501	265,036,023

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors:

/s/ Robert R. McEwen	/s/ Allan J. Marter
Robert R. McEwen, President, Chief	Allan J. Marter, Director
Executive Officer and Executive Chairman

MINERA ANDES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited — stated in thousands of U.S. Dollars)

		As at
			December 31,	January 1,
		September 30,	2010	2010
	Note	2011	(see Note 5)	(see Note 5)
ASSETS
Current:
Cash and cash equivalents		$36,443	$13,834	$18,872
Short-term investments		8,586	—	—
Receivables and prepaid expenses		702	354	252
Project loan interest receivable	7	—	9,121	7,600
Total current assets		45,731	23,309	26,724
Project loan interest receivable	7	—	587	—
Project loan receivable	7	—	31,850	31,850
Exploration and evaluative assets	6	44,109	32,680	19,255
Investment in Minera Santa Cruz	7	109,646	103,954	88,723
Equipment, net		321	277	19
Total assets		$199,807	$192,657	$166,571

LIABILITIES
Current:
Accounts payable and accrued liabilities	9	$2,733	$3,500	$2,749
Project loan interest payable	7	—	9,121	7,600
Derivative liability	5	—	25,288	5,655
Total current liabilities		2,733	37,909	16,004
Deferred income tax liability		2,079	1,556	1,261
Project loan interest payable	7	—	587	—
Project loan payable	7	—	31,850	31,850
Total liabilities		4,812	71,902	49,115

SHAREHOLDERS’ EQUITY

Share capital:	8
Common shares, no par value, unlimited number authorized
Issued September 30, 2011 - 282,948,854 shares		195,001	154,778	149,218
Issued December 31, 2010 - 266,965,121 shares
Contributed surplus		14,156	14,647	15,691
Accumulated deficit		(14,162)	(48,670)	(47,453)
Total shareholders’ equity		194,995	120,755	117,456
Total liabilities and shareholders’ equity		$199,807	$192,657	$166,571

Commitments (Note 10)

Subsequent event (Note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

MINERA ANDES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited — stated in thousands of U.S. Dollars)

		Common Stock		Contributed	Accumulated
	Note	# Shares	$	Surplus	Deficit	Total
Balance, December 31, 2009	5	262,908,851	$149,218	$15,691	$(47,453)	$117,456
Exercise of stock options	8b	130,000	63			63
Fair value of stock options exercised			47	(47)		—
Share based payments	8b			244		244
Exercise of warrants	8c	1,702,770	1,170			1,170
Fair value of warrants exercised			432			432
Net loss for the period					(4,239)	(4,239)
Balance, September 30, 2010	5	264,741,621	$150,929	$15,888	$(51,692)	$115,126
Exercise of stock options	8b	2,115,000	2,128	—	—	2,128
Fair value of stock options exercised		—	1,369	(1,369)	—	—
Share based payments	8b	—	—	128	—	128
Exercise of warrants	8c	108,500	133	—	—	133
Fair value of warrants exercised		—	218	—	—	218
Net income for the period		—	—	—	3,022	3,022
Balance, December 31, 2010	5	266,965,121	$154,778	$14,647	$(48,670)	$120,755
Exercise of stock options	8b	770,000	1,251	—	—	1,251
Fair value of stock options exercised		—	774	(774)	—	—
Share based payments	8b	—	—	283	—	283
Exercise of warrants	8c	15,213,733	19,028	—	—	19,028
Fair value of warrants exercised		—	19,170	—	—	19,170
Net income for the period		—	—	—	34,508	34,508
Balance, September 30, 2011		282,948,854	$195,001	$14,156	$(14,162)	$194,995

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

MINERA ANDES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine month periods ended September 30, 2011 and 2010

(Unaudited — stated in thousands of U.S. Dollars except per share amounts)

		Three months ended		Nine months ended
			September 30,		September 30,
		September 30,	2010	September 30,	2010
	Note	2011	(see Note 5)	2011	(see Note 5)
Cash provided by (used in):
Operating Activities:
Net income (loss) for the period		$6,781	$(5,625)	$34,508	$(4,239)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net income from investment in MSC	7	(11,218)	(4,960)	(36,026)	(8,871)
Gain on disposal of assets		—	—	(15)	—
Project loan interest expense	7	570	647	1,691	1,944
Project loan interest income	7	(570)	(647)	(1,691)	(1,944)
Write-off of exploration and evaluation costs	6	—	—	—	2
Depreciation		8	4	24	13
Share-based payments	8b	64	132	283	244
Unrealized (gain) loss on fair value of derivative liability	8c	—	9,176	(6,119)	9,469
Deferred income tax expense		100	38	523	74
Change in:
Receivables and prepaid expenses		(474)	(226)	(348)	(156)
Accounts payable and accrued liabilities		(515)	738	(766)	597
Cash used in operating activities		(5,254)	(723)	(7,936)	(2,867)

Investing Activities:
Purchase of equipment		2	(8)	(74)	(187)
Proceeds on sale of equipment		—	—	21	—
Short-term investments (net)		2,819	—	(8,586)	—
Exploration and evaluation		(1,077)	(1,496)	(11,429)	(11,320)
Investment in MSC	7	28,991	4,580	30,334	4,580
Cash provided by (used in) investing activities		30,735	3,076	10,266	(6,927)

Financing Activities:
Common shares issued	8	395	—	20,279	1,233
Project loan receivable		31,850	—	31,850	—
Project loan payable		(31,850)	—	(31,850)	—
Project loan interest receivable	7	570	406	11,399	406
Project loan interest payable	7	(570)	(406)	(11,399)	(406)
Cash provided by financing activities		395	—	20,279	1,233
Increase (decrease) in cash and cash equivalents		25,876	2,353	22,609	(8,561)
Cash and cash equivalents, beginning of period		10,567	7,958	13,834	18,872
Cash and cash equivalents, end of period		$36,443	$10,311	$36,443	$10,311

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

1.              REPORTING ENTITY

Minera Andes Inc. (“Minera Andes”, “MAI” or the “Company”) is a company domiciled in the province of Alberta, Canada. The condensed interim consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2011 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Company’s investments in associates. The Company is primarily involved in the business of acquiring, exploring and evaluating exploration and evaluation (“E&E”) assets, and based on the results of such evaluation, either developing these properties further (by way of joint venture or otherwise) or disposing of them.

The consolidated financial statements of the Company as at and for the year ended December 31, 2010 which were prepared under Canadian GAAP are available upon request from the Company’s registered office at 181 Bay St. Bay Wellington Tower, Suite 4750, PO Box 792, Toronto, ON, M5J 2T3 or are available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) EDGAR system at www.sec.gov.

The Company’s assets are comprised primarily of (i) a 49% equity interest in Minera Santa Cruz S.A. (“MSC”) which owns the San José silver/gold mine in the Santa Cruz province of Argentina (the San José Mine”); (ii) the Los Azules Copper Project, and (iii) interests in exploration stage properties in the provinces of  San Juan, Santa Cruz and Chubut in Argentina.

The San José Mine is a joint venture between the Company and Hochschild Mining plc pursuant to which title to the assets is held by MSC, an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).  The San José Mine began commercial production in 2008 and is operated by Hochschild.

With the exception of its interest in the San José Mine, the Company is in the process of exploring its other properties and has not yet determined whether these properties, including Los Azules, contain reserves that are economically recoverable. The amounts shown on the  Company’s balance sheet as E&E assets represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the condensed consolidated statement of financial position for E&E assets depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the E&E assets, and upon future profitable production or proceeds from disposition of the E&E assets. In the future, the Company’s ability to continue its E&E activities, will depend in part on the Company’s ability to generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means.

2.              BASIS OF PREPARATION

a. Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and are for part of the period covered by the first IFRS annual financial statements and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied (Note 5). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

2.              BASIS OF PREPARATION — continued

a. Statement of Compliance — continued

The accounting policies set out below have been applied consistently to all periods presented in preparing the opening balance sheet at January 1, 2010 (Note 5) for the purposes of transition to IFRS. The accounting policies have been applied consistently by the Company and its subsidiaries. These condensed consolidated interim financial statements were approved by the Board of Directors on August 10, 2011.

b. Basis of Presentation and Adoption of IFRS

In 2010, the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company reports on this basis in these condensed interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS. These interim financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the annual financial statements and related notes thereto.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of August 10, 2011, the date the Board of Directors approved the statements. Any subsequent change to IFRS, that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

Note 5 discloses IFRS information for the year ended December 31, 2010 that is material to an understanding of these consolidated interim financial statements.

c. Basis of Measurement and Principles of Consolidation

The condensed consolidated interim financial statements have been prepared on the historical cost basis.

The condensed consolidated interim financial statements include all the accounts of the Company and all of its subsidiaries and investments, including its principal subsidiaries, MASA, Andes Corporation Minera S.A. (“ACMSA”) and Las Yaretas S.A. (“LYSA”) as well as other non-significant subsidiaries.

The investment in MSC is accounted for by the equity method, which involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for the Company’s proportionate share of the income or loss and other changes in MSC’s net assets. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

d. Functional and Presentation Currency

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Company’s functional currency, and the functional currency of all subsidiaries and equity investment.

e. Use of Estimates and Judgment

The preparation of consolidated financial statements in conformity with IFRS requires that the Company’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

2.              BASIS OF PREPARATION — continued

e. Use of Estimates and Judgment — continued

are expected to be the same as those to be applied in the Company’s first annual IFRS financial statements.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of E&E assets, investments, long-lived assets, reclamation obligations, share-based payments, income taxes, the recording of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from management’s best estimates.

3.     SIGNIFICANT ACCOUNTING POLICIES

The accounting policies sent out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

a. Foreign Currency Transactions

The consolidated interim financial statements are presented in U.S. dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Although some the Company’s transactions are denominated in Canadian dollars and Argentine pesos, the predominant currency is the U.S. dollar.

Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Foreign exchange gains and losses resulting from the translation of monetary assets and liabilities not denominated in the functional currency are recognized in the condensed consolidated statement of comprehensive income.

b. Exploration and Evaluation Expenditures

Exploration and evaluative assets consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment.

Exploration and evaluation costs consist of:

•        Gathering exploration data through topographical and geological studies;

•        Exploratory drilling, trenching and sampling;

•        Determining the volume and grade of the resource;

•        Test work on geology, metallurgy, mining, geotechnical and environmental; and

•        Conducting engineering, marketing and financial studies.

Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and exploration an evaluation costs are written off to operations.

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgement in determining whether it is likely that future economic benefits are likely, which may be based on assumptions about future events or circumstances.  Estimates and assumptions made may change if

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES - continued

b. Exploration and Evaluation Expenditures — continued

new information becomes available.  If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the consolidated statement of comprehensive income in the period when the new information becomes available. The Company assesses each cash-generating unit (“CGU”) annually to determine whether any indication of impairment exists.

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use.  These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties.

c. Investments in Associates (Equity-Accounted Investees)

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies which are neither subsidiaries nor interest in joint ventures. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

Investments in associates are accounted for using the equity method (equity-accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs.  The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for the Company’s proportionate share of the income or loss and other changes in the associate’s net assets.

The consolidated statements include the Company’s share of the income or loss and other comprehensive income of equity-accounted investees, after adjustments to align the accounting policies with those of the Company, from the date the significant influence commences until the date that significant influence or joint control ceases.

When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

At each balance sheet date the Company assesses the investment in associates for indicators of impairment.

d. Property, Plant and Equipment

(i) Recognition and Measurement

Items of property, plant and equipment (“PPE”) are measured at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES - continued

d. Property, Plant and Equipment- continued

(ii) Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed, and if a component has a useful life that is different from the remainder of that asset, then that component is depreciated separately.  Equipment is recorded at cost, and depreciation is provided on a declining—balance basis over estimated useful lives.

The estimated lives for the current and comparative periods are as follows:

Field Equipment	5 years
Office Furniture and Equipment	5 years
Vehicles	5 years

(iii) Impairment

The carrying amounts of the Company’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, capitalized exploration and evaluation costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

An impairment exists when the carrying amount of the asset, or group of assets, exceeds its recoverable amount. The impairment loss is the amount by which the carrying value exceeds the recoverable amount and such loss is recognized in the consolidated statement of comprehensive income. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized such that the recoverable amount has increased.

e. Accounting for Income Taxes

Income tax expense comprises of current and deferred tax. Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Current tax and deferred tax is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity. Income taxes are calculated using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.

Deferred income tax assets and liabilities are calculated using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. An asset (liability) is recognized on the

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES - continued

e. Accounting for Income Taxes — continued

balance sheet when it is probable that the future economic benefits will flow to (away from) the entity and the asset has a cost or value that can be measured reliably.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted. Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

f. Basic and Diluted Earnings (Loss) per Common Share

The Company presents basic and diluted earnings (loss) per share data for its ordinary shares. Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted earnings per share is determined by adjusting the diluted income (loss) attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees. This is described further in Note 8(d).

g. Share-Based Payment Transactions

The grant-date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The Company’s stock option plan is described in Note 8(b). The value of stock options is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility.  Management estimates the number of awards likely to vest at the time of grant and at each reporting date up to the vesting date.  Annually, the estimate forfeiture rate is adjusted for actual forfeitures in the period.

The fair value of stock options granted is recognized as a charge to operations on a graded vesting basis over the applicable vesting period, with an offset to contributed surplus. See Note 8(b) for details of assumptions used in calculations.

Stock options and other equity instruments issued as purchase consideration in non-cash transactions, other than as consideration for E&E assets, are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued as purchase consideration for E&E assets is based upon the trading price of those shares on the TSX on the date of the agreement to issue shares as determined by the Board of Directors.

h. Reclamation Obligations

A legal or constructive obligation to incur restoration, rehabilitation, and environmental costs may arise when environmental disturbance is caused by the exploration, development, or ongoing production of an E&E interest. The Company’s exploration activities are subject to various governmental laws and

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES - continued

h. Reclamation Obligations — continued

regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability for the estimated future cost of reclamation, based on geologists’ estimates of the cost to comply with the regulations. However, these estimates are subject to change based on changes in circumstances and any new information that becomes available.  This policy is directed only at the Company’s properties. The reclamation obligation related to the investment in MSC is recorded on the financial statements of MSC.

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

i. Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value. The value of the share component is credited to share capital and the value of the warrant component is credited to a liability account (refer to Note 5 for explanation of the new IFRS standards). Upon exercise of the warrants, consideration paid by the warrant holder together with the amount previously recognized in the liability account is recorded as an increase to share capital.

j. Financial Instruments

The Company holds certain financial instruments such as cash and cash equivalents, short-term investments, receivables, the project loan receivable, the project loan payable and related interest receivable and payable, accounts payable and accrued liabilities. IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) requires classification of financial instruments into one of five categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.

(i)  Non-derivative financial assets

Loans and Receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables consist of receivables, project loan receivable and project loan interest receivable.

Financial Assets at Fair Value through Profit or Loss

Cash and cash equivalents include cash and highly liquid investments with an original term of less than 90 days. Short-term investments, which represent highly liquid investments with an original term of greater than 90 days. Both categories are recorded at fair value through profit and loss.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES - continued

j. Financial Instruments — continued

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include:

•      Significant financial difficulty of the issuer or counterparty; or

•      Default or delinquency in interest or principal payments; or

•      It becoming probable that the borrower will enter bankruptcy or financial re-organization.

The carrying amount of financial assets is reduced by any impairment loss for all financial assets. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(ii)  Non-derivative financial liabilities

Other Financial Liabilities

Accounts payable and accrued liabilities, project loan and interest payable, and related party payable are classified as financial liabilities at amortized cost. The Company classifies these non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Risks relating to financial instruments is described in Note 12.

Financial instruments recorded at fair value

Financial instruments recorded at fair value on the condensed interim consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•                  Level 1 — valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                  Level 2 — valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•                  Level 3 — valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of September 30, 2011, December 31, 2010, and January 1, 2010, cash and cash equivalents, and short-term investments are considered level 1 items.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

4.     RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2011. Pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the listing below.

(a)  The following five new Standards were issued by the IASB in May 2011, and are effective for annual periods beginning on or after January 1, 2013. Early application is permitted if all five Standards are adopted at the same time.

(i) Consolidated Financial Statements

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) will replace existing guidance on consolidation in IAS 27 “Consolidated and Separate Financial Statements” (“IAS 27”), and SIC 12 “Consolidation — Special Purpose Entities”. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee in line with any changes in facts and circumstances.

(ii) Joint Arrangements

IFRS 11 “Joint Arrangements” (“IFRS 11”) will replace IAS 31 “Interests in Joint Ventures”, and SIC 13 “Jointly Controlled Entities — Non-monetary Contributions by Venturers”. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. The focus is not solely on the legal structure of joint arrangements, but rather on how the rights and obligations are shared by the parties to the joint arrangement. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities. In addition, the Standard categorizes joint arrangements as either joint operations or joint ventures.

(iii) Disclosure of Interests in Other Entities

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Matters covered include information about the significant judgments and assumptions that any entity has made in determining whether it has control, joint control or significant influence over another entity.

(iv) Separate Financial Statements

IAS 27 has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9, “Financial Instruments”(“IFRS 9”). The amended IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent currently within the scope of the current IAS 27 that is replaced by IFRS 10.

(v) Investments in Associates and Joint Ventures

IAS 28 “Investments in Associates and Joint Ventures” (“IAS 28”) has been revised and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. The scope of IAS 28 does not include joint ventures.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

4.     RECENT ACCOUNTING PRONOUNCEMENTS - continued

(b)  IFRS 13 “Fair Value Measurement” (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

(c)  The IASB is expected to publish new IFRSs on the following topics during 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published:

• Leases

• Revenue recognition

• Stripping costs

(d) IFRS 9, “Financial Instruments” was issued by the IASB on November 12, 2009 and will replace IAS 39.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

(e)  In October 2010, the IASB issued amendments to IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”), that enhance disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have significant impact on its consolidated financial statements.

f)  In December 2010, the IASB issued an amendment to IAS 12 “Income Taxes” (‘IAS 12”) that provides a practical solution to determining the recovery of investment properties as it relates to accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

(g) In June 2011, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

(h) In June 2011, the IASB issued amendments to IAS 19 “Employee Benefits” (“IAS 19”) that introduced changes to the accounting for and classification of some employee benefits. The Company does not anticipate the application of the amended IAS 19 to have an impact on its consolidated financial statements.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

5.              TRANSITION TO IFRS

Overview

The Company’s unaudited condensed interim consolidated financial statements are prepared in accordance with IAS 34, using accounting policies consistent with IFRS. The accounting policies described in Notes 2 and 3 have been selected to be consistent with IFRS as is expected to be effective or available for adoption on December 31, 2011, the Company’s first annual IFRS reporting date. These policies have been applied in the preparation of these unaudited condensed interim consolidated financial statements, including all comparative information.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS:

a)            Impairment of (non-financial) assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows.  Current Canadian GAAP requires a write down to estimated value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company’s accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There is no impact on the unaudited condensed interim consolidated financial statements.

b)            Decommissioning liabilities

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company’s accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the unaudited condensed interim consolidated financial statements.

c)             Transition date unaudited condensed consolidated statement of financial position

The Company’s Transition Date IFRS unaudited consolidated statement of financial position is included as comparative information in the unaudited condensed interim consolidated statements of financial position in these financial statements. The changes in accounting policies resulting from the Company’s adoption of IFRS had no impact on the unaudited consolidated statement of financial position as at the transition date of January 1, 2010.

d)            Share-based payments

IFRS 2, “Share-Based Payments” requires each vesting tranche to be valued with unique assumptions, as if it were a separate grant. The Company now also uses an estimate of forfeiture rates based on historical trends experienced by the Company. Further discussion of share based payments appears below in section i).

e)             Warrants

IAS 32, Classification of Rights Issues (“IAS 32”) was amended to address the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Prior to the amendment, such rights issues were accounted for as derivative

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

5.              TRANSITION TO IFRS — continued

liabilities. The amendment states that, if such rights are issued pro rata to an entity’s existing shareholders for a fixed amount of any currency, they should be classified as equity, regardless of the currency in which the exercise price is denominated. IAS 32 is effective for years beginning on or after February 1, 2010. Since the rights were not issued pro rata to the Company’s existing shareholders, and are denominated in a currency (Canadian dollars) other than the functional currency of the entity, the Company will disclose them as a derivative liability on its condensed consolidated statements of financial position. This derivative liability is required to be revalued according to fair market value which the Company has done using the Black-Scholes fair valuation model.  Further discussion of warrants appears below in section i).

f)                Deferred tax liability

Under Canadian GAAP, deferred tax was not recognized for temporary differences resulting from differences between the functional currency of accounting for a foreign operation and the local currency in which they are filed. Under IFRS, such temporary differences in currencies are recognized. This has resulted in a deferred tax liability to the Company.

Presentation

Certain amounts on the unaudited condensed consolidated statements of financial position, statements of comprehensive income and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

The effect of the Company’s transition to IFRS, described in Note 2, is summarized in this note as follows:

i) Transition adjustments

ii) Reconciliation of liabilities, equity and comprehensive income as previously reported under Canadian GAAP to IFRS

iii) Adjustments to the statement of cash flows

i) Transition adjustments

The Company has recorded transition adjustments related to share-based payments (a), warrants (b), and deferred taxes (c) as described in Note 5 (ii).

ii) Reconciliation of liabilities, equity and comprehensive income as previously reported under Canadian GAAP to IFRS

Liabilities

		As at
		December 31,	September 30,	January 1,
		2010	2010	2010
Liabilities as reported under Canadian GAAP		$45,058	$44,334	$42,199
Current liabilities
Adjustment for warrant FMV and reclass to liabilities	b	25,288	14,691	5,655
Noncurrent liabilities
Adjustment for deferred tax liability	c	1,556	1,335	1,261
Liabilities as reported under IFRS		$71,902	$60,360	$49,115

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

5. TRANSITION TO IFRS — continued

Equity

		As at
		December 31,	September 30,	January 1,
		2010	2010	2010
Equity as reported under Canadian GAAP		$147,599	$131,153	$124,372
Retained earnings:
Adjustment for graded vesting	a	(189)	(149)	(77)
Adjustment for warrant FMV and reclass to liabilities	b	(22,393)	(11,579)	(2,110)
Adjustment for deferred tax liability	c	(1,556)	(1,335)	(1,261)
Contributed Surplus:
Adjustment for graded vesting	a	189	149	77
Adjustment for warrant FMV and reclass to liabilities	b	(3,520)	(3,545)	(3,545)
Common stock:
Adjustment for warrant exercise	b	625	433	—
Equity as reported under IFRS		$120,755	$115,127	$117,456

Comprehensive income

		Year ended	Three months ended	Nine months ended
		December 31,	September 30,	September 30,
		2010	2010	2010
Comprehensive income as reported under Canadian GAAP		$19,473	$3,639	$5,377
Decrease in net income for:
Adjustment for graded vesting of stock options	a	(112)	(50)	(73)
Adjustment for warrant FMV and reclass to liabilities	b	(20,283)	(9,176)	(9,469)
Adjustment for deferred tax liability	c	(295)	(38)	(74)
Comprehensive income (loss) as reported under IFRS		$(1,217)	$(5,625)	$(4,239)

Explanatory Notes

a) Under Canadian GAAP, grants have been amortized using the straight line method over the vesting period. IFRS 2 requires graded amortization. Under Canadian GAAP, grants are amortized at a non tranche level (single valuation). IFRS 2 requires each vesting tranche to be valued with unique assumptions, as if it were a separate grant. The Company’s valuation assumptions were affected by changing single valuation to tranche level valuation. The change affected the expected life calculation, which in turn affected the volatility and risk free rate calculations.

Under IFRS, the Company now also uses an estimate of forfeiture rate based on historical trends experienced by the Company. Under Canadian GAAP no estimate was used, but rather actual forfeitures were accounted for as they occurred. The change affected the calculation of share-based payment expense. The Company applied both the IFRS amortization method and forfeiture rate to options not yet vested on the Transition Date.

IFRS 2 requires that vesting conditions that are not based on market conditions should have their expense

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

5.     TRANSITION TO IFRS — continued

calculated using a best estimate on awards expected to vest.

The net effect of the above adjustments was to accelerate the amortization of the share-based payment expense. The cumulative increase in share-based payment expense as at January 1, 2010, was $0.08 million. For the nine month period ended September 30, 2010 the increase was $0.07 million. For the year ended December 31, 2010, the increase in share-based payment expense was $0.1 million.

b) As explained above, IAS 32 requires that the warrants should be classified as a derivative liability. The Company has reclassified an amount of $5.7 million from equity to derivative liability on the Transition Date.

c) As a result of fluctuations between the functional currency and the local currency, the accounting basis of the Company’s exploration and evaluation assets exceed the tax basis of these assets. This measurement difference has created a deferred tax liability to the Company. A deferred tax liability of $1.3 million was recognized as at January 1, 2010 and as at September 30, 2010, and the liability increased to $1.6 million as at December 31, 2010.

iii) Adjustments to the statement of cash flows

The transition from Canadian GAAP to IFRS caused the comprehensive income for the three and nine month periods ended September 30, 2010 to, respectively, decrease by $9.3 million and $9.6 million, resulting in resepective comprehensive income of ($5.6) million and ($4.2) million. For the three and nine month periods ended September 30, 2010 the share-based payment expense increased by $0.05 million and $0.07 million, respectively; the adjustment in the fair value of warrants resulted in a $9.2 million and a $9.5 million increase in expense, respectively; and, the deferred tax expense increased by $0.04 and $0.07 million, respectively.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

6.              EXPLORATION AND EVALUATIVE ASSETS

2011 COSTS BY PROPERTY — for the nine month period ended September 30, 2011

	San Juan		Santa Cruz	Chubut
Description	Los Azules	San Juan Cateos	Cateos	Cateos	Total
Balance, beginning of period	$27,423	$487	$4,770	$—	$32,680
Assays and analytical	256	—	34	—	290
Engineering and consulting	1,650	—	59	—	1,709
Drilling	5,671	—	501	—	6,172
Geology and geophysics	394	—	101	—	495
Site maintenance	1,325	—	110	—	1,435
Project overhead	377	—	176	—	553
Property and mineral rights	33	—	55	—	88
Wages and benefits	687	—	—	—	687
Balance, end of period	$37,816	$487	$5,806	$—	$44,109

2010 COSTS BY PROPERTY — for the twelve month period ended December 31, 2010

	San Juan		Santa Cruz	Chubut
Description	Los Azules	San Juan Cateos	Cateos	Cateos	Total
Balance, beginning of year	$15,094	$481	$3,670	$10	$19,255
Assays and analytical	229	—	23	—	252
Engineering and consulting	1,728	—	94	—	1,822
Drilling	5,632	—	490	—	6,122
Geology and geophysics	738	—	269	—	1,007
Site maintenance	1,577	—	68	—	1,645
Project overhead	703	—	108	—	811
Property and mineral rights	1,248	6	44	3	1,301
Wages and benefits	474	—	4	—	478
Write off of deferred costs	—	—	—	(13)	(13)
Balance, end of year	$27,423	$487	$4,770	$—	$32,680

San Juan Projects, Argentina

The San Juan Project comprises four properties, which includes Los Azules in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a 3% “mouth of mine” royalty from production. Annual land holding costs are approximately $0.04 million.

On April 1, 2010, the Company (and certain subsidiaries) filed a Statement of Claim in the Supreme Court of British Columbia against TNR Gold Corp and its subsidiary, Solitario Argentina S.A. (together “TNR”). This claim was subsequently consolidated with a related matter between TNR and MIM Argentina Exploraciones S.A. (“Xstrata Copper” or “Xstrata”) commenced by TNR against Xstrata in the Supreme Court of British Columbia in 2008. These claims, in part, pertain to a purported 25% back-in right (or in the alternative, damages) by TNR to certain properties comprising the Company’s Los Azules copper project.

Certain of the properties formerly held by Xstrata (and certain affiliates) and later transferred to the Company pursuant to the (Los Azules) Option Agreement remain subject to an underlying option agreement between Xstrata and Solitario Argentina S.A. (“Solitario”), whereby Solitario had the right to

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

6.              EXPLORATION AND EVALUATIVE ASSETS  — continued

back-in up to 25% of the properties covered by the underlying option agreement (the “Solitario Agreement”), exercisable by Solitario upon the satisfaction of certain conditions within 36 months of Xstrata exercising the option, including the production of a feasibility study. Xstrata exercised the option pursuant to the Solitario Agreement effective April 23, 2007. The 36-month period expired on April 23, 2010, without a feasibility study having been completed. TNR has also subsequently amended its claim to include that Xstrata (and Minera Andes) did not complete the required exploration expenditures pursuant to exercise the option to acquire the properties underlying the Solitario Agreement. TNR, by consequence, among other things, claims properties underlying the Solitario Agreement should be returned to TNR.  The properties subject to these claims comprise a significant portion of the Los Azules copper project.

The Company rejects the alleged right of TNR to back-in to any portion of the Los Azules Copper Project and its assertion that the Solitario Agreement option was not validly exercised. At this time, the Company is not able to estimate the potential financial impact of this claim. However, if resolved adversely to the Company, this litigation could materially adversely affect the value of the Company’s interest in the Los Azules Project and its ability to develop the Los Azules Project. A trial date in the foregoing matter has been set for November 2012.

Santa Cruz Projects, Argentina

The Company currently controls 29 (2010 — 17) cateos and 83 (2010 — 45) manifestations of discovery in the Santa Cruz province. The Company has been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Annual land holding costs are approximately $0.02 million.

7.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine

The Company’s interest in, and the affairs of, MSC are governed by an Option and Joint Venture Agreement dated March 15, 2001, as amended, between the Company, MASA and Hochschild (the “OJVA”).  Under the OJVA the Company is entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants the Company a “veto” in respect of certain matters regarding the affairs of MSC and the operation of the San José Mine.  In addition the OJVA grants the Company certain approval rights with respect to new project capital expenditures and exploration.

The development and the subsequent commencement of construction of the San José Mine under the OJVA was financed by the Company and Hochschild under successive loan agreements (“Shareholder Loan Agreements”).  The construction of the San José Mine as a 750 tonnes per day facility and the subsequent expansion to a 1,500 tonnes per day facility was financed by the Company and Hochschild under successive project finance letter and loan agreements (“Project Loan Letter Agreement” and “Project Finance Loan Agreement” respectively).

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

7.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine - continued

A summary of the amounts owed by MSC under the OJVA financing agreements are as follows (in thousands of US dollars):

	Payable to, as at
	September 30, 2011		December 31, 2010
	MAI	Hochschild	MAI	Hochschild
Project finance loan agreement
Principal	$—	$—	$31,850	$33,150
Interest	—	—	9,708	—
Shareholder loan agreement
Principal	—	—	24,213	25,239
Interest	—	—	5,021	5,428
Total payable by MSC	$—	$—	$70,792	$63,817

a)  Project Finance Loan Agreement

Definitive documentation for the Project Finance Loan Agreement was completed September 17, 2010 between the Company, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Prior to this date, project financing for the San José Mine was governed by the Project Loan Letter Agreement dated June 29, 2007, as amended, between the Company, MSC and by assignment, the Hochschild Lender.

Pursuant to the Project Finance Loan Agreement, which reflects earlier documentation, the Hochschild Lender and the Company agreed to provide MSC with a permanent secured project loan (the “Project Loan”) in the aggregate amount of $65 million.  The Project Finance Loan Agreement was structured as loans to MSC by the Company and the Hochschild Lender in amounts proportionate to their shareholdings in MSC.

The Project Finance Loan Agreement affirms the concepts of the Project Loan Letter Agreement, which provides that the loan to be made by the Company to MSC would be structured as (i) a loan by the Hochschild Lender to the Company (the “Project Loan Payable”); and (ii) a corresponding loan by the Company to MSC (the “Project Loan Receivable”) on the same terms as the preceding loan by the Hochschild Lender to the Company.  Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The amounts owed under the Project Finance Loan Agreement by the Company to the Hochschild Lender were unsecured except that, as security for the loan made by the Hochschild Lender to the Company, the Company had pledged to the Hochschild Lender, its right to the repayment of the corresponding loans made by the Company to MSC.

The amounts advanced under the Project Finance Loan Agreement bore a fixed interest rate of 7.00%.

As at December 31, 2010, and January 1, 2010 the entire Project Loan had been advanced and the Company’s 49% share of the Project Loan was $31.85 million.  Therefore, the Company recorded the Project Loan Payable and the Project Loan Receivable in offsetting amounts on its balance sheet as the project loan was advanced to MSC by the Hochschild Lender on the Company’s behalf.   As at September 30, 2011, the Company recorded the Project Loan Payable and the Project Loan Receivable as

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

7.    INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine - continued

$nil as the entire project loan receivable/payable and related interest income/expense was repaid in full to the Hochschild Lender by MSC on the Company’s behalf as per the terms of this agreement, amounting to a total payment of $32.4 million (2010 - $nil) in the third quarter of 2011.  The accrued interest outstanding as at September 30, 2011, December 31, 2010, and January 1, 2010 was, respectively, $nil, $9.7 million, and $7.6 million.

b)  Shareholder Loan Agreement

Financing for the initial development of the San José Mine was provided pursuant to the Shareholder Loan Agreements dated September 10, 2004, as amended, and was structured as loans to MSC by the Company and Hochschild in amounts proportionate to their shareholdings in MSC.  The amounts advanced under the Shareholder Loan Agreements were subordinated to those advanced under the Project Finance Loan Agreements and form part of our investment in MSC.  The amounts advanced under the Shareholder Loan Agreement bore a fixed interest rate of 7.00%.

As at December 31, 2010, and January 1, 2010, the Shareholder Loan Agreement receivable was $24.2 million and the corresponding interest receivable was $5.0 million, and $11.9 million respectively.  These amounts were recorded within the carrying value of the investment in MSC on the Company’s balance sheet with $2.8 million, and $nil due within 12 months, respectively.  As at September 30, 2011, the Company recorded the Shareholder Loan receivable as $nil within the carrying value of the investment in MSC on the Company’s balance as the entire Shareholder Loan and related interest receivable was repaid in full during the third quarter of 2011. During the third quarter the Company received a repayment of $29.0 million (2010 - $4.6 million), relating to accrued interest and principal outstanding.

c)  Investment in MSC

The Company’s share of earnings and losses from our investment in MSC is included in the consolidated statements of comprehensive income and includes 49% of MSC’s net income of $22.0 million and $70.9 million for the respective three and nine month periods ended September 30, 2011, and net income of $8.8 million and $13.9 million for the respective three and nine month periods ended September 30, 2010.

The movement in our investment in MSC is comprised of the following:

	As at
	September 30,	December 31,	January 1,
	2011	2010	2010

Investment in MSC, beginning of period:	$103,954	$88,723	$80,344
Income from equity investment	34,737	21,980	6,621
Amortization of pre 2008 capitalized interest income on loans to MSC	1,361	1,858	1,321
Interest expensed by MSC and included in equity method pickup, net of income taxes	1,154	2,296	2,646
Income on Investment in MSC	37,252	26,134	10,588
Less:
Amortization of deferred costs	(1,226)	(1,673)	(1,239)
Repayment of Loan Interest	(6,121)	(9,230)	—
Repayment of Loan	(24,213)	—	—
Advances returned during the period	—	—	(576)
Derecognition of deferred costs	—	—	(394)

Investment in MSC, end of period	$109,646	$103,954	$88,723

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

7.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine - continued

	Three months ended,		Nine months ended,
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Summary of MSC’s financial information from operations:
Sales - MSC 100%	$80,147	$49,616	$236,136	$126,841
Net income - MSC 100%	21,993	8,751	70,891	13,884
Minera Andes Inc. portion - 49%	10,777	4,288	34,737	6,803
Equity adjustments:
Amortization of pre 2008 capitalized interest income on loans to MSC	527	443	1,361	1,288
Interest expensed by MSC and included in equity method pickup, net of income taxes	389	628	1,154	1,940

Income on investment in MSC	11,693	5,359	37,252	10,031
Less: amortization of deferred costs	(475)	(399)	(1,226)	(1,160)

Net income on investment in MSC	$11,218	$4,960	$36,026	$8,871

8.              SHARE CAPITAL

a.   Authorized

	Common Stock
	Number of shares	Amount
Outstanding as at December 31, 2009	262,908,851	$149,217
Exercise of stock options	2,245,000	2,191
Fair value of stock options exercised		1,417
Exercise of warrants	1,811,270	1,303
Fair value of warrants exercised	—	650
Outstanding as at December 31, 2010	266,965,121	$154,778
Exercise of stock options	770,000	1,251
Fair value of stock options exercised	—	774
Exercise of warrants	15,213,733	19,028
Fair value of warrants exercised	—	19,170
Outstanding as at September 30, 2011	282,948,854	$195,001

b.   Share-Based Payment Transactions

The aggregate number of shares issuable upon exercise of all options granted under the Minera Andes Stock Option Plan (the “Plan”) shall not exceed 10% of the Company’s issued and outstanding common shares up to a maximum of 18,940,243 shares. Under the Plan, no participant may be granted an option to purchase shares, which exceeds the number of shares permitted to be issued under the Plan pursuant to the rules or policies of any stock exchange on which the common shares are then listed. Under the Plan, the exercise price of each option shall be determined by the directors and shall not be less than the closing price of the Company’s common shares on the stock exchange on which the shares are listed on the last trading day immediately preceding the day on which the options are granted.

Options granted under the Plan will not be transferable and, if not exercised but subject to the authority of the Board to extend such time, will expire twelve (12) months following the date the optionee ceases to be a director, officer, employee or consultant of the Company by reason of death, or three (3) months after

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

8.              SHARE CAPITAL — continued

b.   Share-Based Payment Transactions — continued

ceasing to be a director, officer, employee or consultant of the Company for any reason other than death.

The Company records a charge to the statements of income using the Black-Scholes fair valuation option pricing model. The valuation is dependent on a number of estimates, including the risk free interest rate, the level of stock volatility, together with an estimate of the level of forfeiture. The level of stock volatility is calculated with reference to the historic traded daily closing share price at the date of issue.

The Company used the following range of assumptions for its Black-Scholes valuations: dividend yield — Nil; risk free rate — 1.69% to 3.41%; expected volatility of 62.2% to 76.6%; expected life of 3.48 to 5.0 years, and a forfeiture rate of 0% - 7.69%.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

Stock options granted to a director, officer, employee, or consultant are exercisable for either a five or ten year period. Incentive stock options granted either vest immediately or 33 1/3% at each twelve (12) month interval following the date of grant.

At September 30, 2011, 5,627,243 (December 31, 2010 — 5,307,243) options were available for grant under the Plan.

In connection with the vesting of certain non-employees, employees and directors stock options, the Company recorded stock option compensation expense for the respective three and nine month periods ended September 30, 2011 of $0.1 million and $0.3 million (2010 - $0.1 million and $0.2 million).

A summary of the status of the Plan as of September 30, 2011, and December 31, 2010, and changes during the periods ended is as follows:

	Nine months ended			Year ended
	September 30, 2011			December 31, 2010
	Options	Weighted Avg. Exercise Price		Options	Weighted Avg. Exercise Price
Outstanding at beginning of period	5,302,000	C$	1.29	7,835,000	C$	1.27
Granted	—		—	1,242,000		1.03
Exercised	(770,000)		1.58	(2,245,000)		0.99
Cancelled/Forfeited	(295,000)		1.49	(940,000)		1.36
Expired	—		—	(590,000)		1.49
Outstanding at end of period	4,237,000	C$	1.22	5,302,000	C$	1.29

Exercisable at end of period	3,262,331	C$	1.29	3,658,334	C$	1.44

	Nine months ended	Year ended
	September 30, 2011	December 31, 2010
Weighted average fair value of options granted during the period	—	C$	0.56

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

8.  SHARE CAPITAL — continued

b.   Share-Based Payment Transactions — continued

The weighted average remaining contractual life of outstanding options is 1.68 years at September 30, 2011 (December 31, 2010 — 2.19 years).

At September 30, 2011, options were held by directors, officers, employees and non-employees as follows:

Number of Options	Exercise Price		Expiry Date
1,960,000	C$	1.51	December 27, 2011
270,000	C$	1.36	May 23, 2013
300,000	C$	0.81	September 11, 2013
200,000	C$	0.73	March 1, 2014
200,000	C$	0.67	March 13, 2014
90,000	C$	0.66	September 30, 2014
1,117,000	C$	1.02	May 13, 2015
100,000	C$	1.13	May 13, 2015
4,237,000

c.     Warrants

A summary of the status of the outstanding warrants at September 30, 2011, and December 31, 2010, and changes during the periods ended on those dates is:

	Nine months ended			Year ended
	September 30, 2011			December 31, 2010
	Warrants	Weighted Avg. Exercise Price		Warrants	Weighted Avg. Exercise Price
Outstanding and exercisable at beginning of period	15,244,000	C$	1.25	17,055,273	C$	1.20
Issued	—		—	—		—
Expired	(30,267)		1.25	(3)		—
Exercised	(15,213,733)		1.25	(1,811,270)		0.73
Outstanding and exercisable at end of period	—		—	15,244,000	C$	1.25

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

8.              SHARE CAPITAL — continued

d.    Basic and Diluted Earnings per Common Share

Basic earnings per share is calculated by dividing net income applicable to common shareholders by the weighted-average number of common shares outstanding for the period.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(In thousands except per share amounts)		(In thousands except per share amounts)
Net income available to shareholders	$6,781	$(5,625)	$34,508	$(4,239)

Weighted average shares outstanding
Basic	282,853,745	264,741,621	281,166,856	264,244,179
Effect of dilutive stock options	2,204,342	811,347	2,458,125	628,010
Effect of dilutive warrants	—	—	731,520	163,834
Diluted	285,058,087	265,552,968	284,356,501	265,036,023
Net earnings per share
Basic	$0.02	$(0.02)	$0.12	$(0.02)
Diluted	$0.02	$(0.02)	$0.12	$(0.02)

9.              ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable are non-interest bearing and are normally settled on a 30 to 90 day basis. Accrued liabilities include employee vacation and payroll accruals and exploration expenses for which invoices have not yet been received.

	As at
	September 30, 2011	December 31, 2010	January 1, 2010
Falling due within the year
Accounts payable and accrued liabilities	$2,733	$3,500	$2,749

Total	$2,733	$3,500	$2,749

10.       COMMITMENTS

As of September 30, 2011, MSC signed agreements with third party providers relating to the operation of the San José Mine.  Our 49% portion of these commitments is approximately $9.2 million.

11.       RELATED PARTY TRANSACTIONS

2083089 Ontario Inc.

The Company pays a management service fee to a related party, 2083089 Ontario Inc. (“208”) under the terms of a management services agreement.  208 is a company controlled by Mr. Robert R. McEwen (“Mr. McEwen”), the chairman and chief executive officer of the Company and beneficial owner of more than 5% of our voting securities.  Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr. McEwen has significant equity interests. The management services fees cover inter-alia, rent, personnel, office expenses, and other administrative services on a cost recovery basis.  During the respective three and nine month periods ended September 30, 2011 the Company paid $51,322 and $141,210 (2010 - $37,301 and $117,702) to

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

11.       RELATED PARTY TRANSACTIONS - continued

208. Mr. McEwen receives no compensation from 208.

Lexam L.P.

Beginning in the second quarter of 2010, an aircraft owned and operated by Lexam L.P. (of which Mr. McEwen is a limited partner and beneficiary) has been made available to the Company in order to expedite business travel. In his role as Chairman and CEO of Minera Andes as well as being involved in senior management with two other mineral exploration companies, Mr. McEwen must travel extensively and frequently on short notice.

The Company is able to charter the aircraft from Lexam L.P. at a preferential rate. The Company’s independent board members have approved a policy whereby only the variable expenses of operating this aircraft for business related travel are eligible for reimbursement. The hourly amount that the Company has agreed to reimburse Mr. McEwen is well under half the full cost per hour of operating the aircraft or equivalent hourly charter cost and in any event less than even Mr. McEwen’s preferential charter rate. Where possible, trips also include other company personnel, both executives and non-executives, to maximize efficiency.

During the respective three and nine month periods ended September 30, 2011 the Company incurred costs of $nil and $131,782 (2010 - $7,008 and $11,411) related to the business use of Lexam L.P.’s aircraft.

12.  FINANCIAL INSTRUMENTS

During the nine month period ended September 30, 2011, and the year ended December 31, 2010, the Company used cash and short-term investments to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Company has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Company is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The carrying value and fair value of the Company’s financial assets and liabilities as at September 30, 2011, December 31, 2010, and January 1, 2010, is summarized as follows:

	September 30, 2011		December 31, 2010		January 1, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss	$45,029	$45,029	$13,834	$13,834	$18,872	$18,872
Loans and receivables	$379	$379	$41,644	$41,644	$31,900	$31,900
Other liabilities	$4,752	$4,752	$71,843	$71,843	$47,719	$47,719

The carrying value of the cash and cash equivalents, short-term investments, receivables, current project loan interest receivable, accounts payable and accrued liabilities, current project loan interest payable,  and related party payable approximate their fair values due to their short-term nature.

The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

The Company’s Canadian dollar denominated common share purchase warrants are considered derivative instruments and are measured at fair value which is calculated using the Black-Scholes fair valuation

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

12.  FINANCIAL INSTRUMENTS - continued

model, with changes in the fair value recognized in the consolidated statement of comprehensive income.  For the respective three and nine month periods ended September 30, 2011, the Company recognized a gain of $nil and $6.1 million while for the same periods ended September 30, 2010 the Company recognized losses of $9.2 million and $9.5 million, respectively, in the consolidated statement of comprehensive income.

RISK MANAGEMENT

(a)  Market Risk

(i)            Currency risk

The Company is exposed to currency risk on purchases and borrowings that are denominated in a currency other than the respective functional currency of the Company entities which is the U.S. dollar.

The Company is exposed to foreign currency risk on fluctuations in its Canadian denominated cash, short-term investments, accounts payable and accrued liabilities.  The net asset amount of Canadian dollars subject to foreign currency fluctuations as at September 30, 2011, was equal to $11.3 million.  As a result, every percentage change in the US/Canada exchange rate will affect its income by approximately $0.1 million, on a per annum basis.  As at September 30, 2011, the Company also had cash, accounts payable, and accrued liabilities denominated in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  The Company does not use derivative instruments to mitigate such risks.

(ii)        Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at September 30, 2011, the Company had no outstanding financial instruments payable or receivable which were subject to interest rates, therefore there is no interest rate risk.

(b)  Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents.

The Company’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Company.  The Company also holds US dollars with a financial institution in the United States which are held for the purposes of meeting existing accounts payable and current payroll obligations. The credit risk of cash and cash equivalents held in the United States is not considered a material credit risk to the Company.  The Company also holds US dollars and Argentinean pesos with an international bank in Argentina which are held for the purposes of meeting existing accounts payable, current payroll obligations and future operating expenditures. As such, the Company is subject to credit risk relating to potential economic or political instability in Argentina.  As at September 30, 2011, the Company’s cash balance in Argentina was $3.8 million (2010 - $3.4 million).

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

12.  FINANCIAL INSTRUMENTS - continued

The Company has not used derivative instruments to mitigate such risks associated with credit risk.

(c) Liquidity risk

The Company’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due. The Company’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At September 30, 2011, the Company’s accounts payable and accrued liabilities were approximately $2.7 million all of which are due for payment within normal terms of trade which is generally 30 to 60 days. The Company regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Company also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities.  The Company has not used any derivative or other financial instruments to mitigate this risk.

The Company’s Contractual Obligations as at September 30, 2011 are set out below:

		Payments Due by Period Ending
Contractual Obligations	Total	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	31-Dec-15 and after
Operating Lease Obligations (1)	827	41	350	332	104	—
Purchase Obligations	40	40	—	—	—	—
Accounts Payable and Accrued Liabilities	2,733	2,733	—	—	—	—
Total	$3,600	$2,814	$350	$332	$104	—

(1)          Consists of various lease agreements for office and storage space in Spokane, United States, Toronto, Canada and Mendoza and San Juan, Argentina.

(d) Commodity price risk

The Company’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.  The Company has not and may not be able to hedge in respect of gold and silver sales arising from its equity investment in MSC, nor does MSC hedge its sales. In the event that the Company’s other projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, including copper, the Company will reconsider the relative merits of entering into commodity price hedges.

13.       CAPITAL DISCLOSURES

The Company defines capital that it manages as its shareholders equity. At September 30, 2011, total managed capital was $195.0 million (2010 — $120.8 million). Minera Andes’ objectives when managing capital are to:

•  Safeguard its ability to continue as a going concern;

•  Have sufficient capital to develop its mining projects and take them into production; and

•  Meet external capital requirements on its credit facilities, when required.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

13.       CAPITAL DISCLOSURES - continued

The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage with the exception of the San José Mine, which is in production; as such the Company is dependent on external equity financing to fund its activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has the adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable.

Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

14.  COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform to the current year’s presentation.

15.  SUBSEQUENT EVENT

Decree No. 1722 was issued by the Executive Branch of Argentinean government on October 25, 2011, and published in the Official Gazette on October 26, 2011, which reestablishes the obligation for mining companies, including MSC, to repatriate to Argentina all foreign currency revenues obtained from mining exports.  Considering that Argentine exporters in general are subject to the obligation of repatriating their export revenues into the country, and alleging fairness and equity reasons, the Executive Branch has reestablished the obligation to settle in the Single and Free Foreign Exchange Market, all revenues arising from exports performed by companies engaged in the development of mining projects. The special exceptions for mining industries previously granted in 2003 and 2004 have been eliminated.

The Company has been advised by MSC that their preliminary estimates indicate an additional $2 million in their annual pre-tax operating expenses (on a 100% basis) as a result of the increased foreign exchange and bank transaction costs caused by the issuance of this decree.

16.  PROPOSED BUSINESS COMBINATION

On September 22, 2011, the Company entered into an Arrangement Agreement (the “Arrangement Agreement”) among the Company, US Gold Corporation, a corporation incorporated under the laws of the State of Colorado) (“US Gold”), and McEwen Mining—Minera Andes Acquisition Corp., a newly-formed corporation wholly-owned by US Gold and incorporated under the Business Corporations Act (Alberta) (“Canadian Exchange Co.”) pursuant to which the US Gold through Canadian Exchange Co. will acquire all of the issued and outstanding common shares of the Company (the “Arrangement”).  The Arrangement will be implemented by way of the plan of arrangement under Alberta, Canada law and is subject to approval by the Court of Queen’s Bench of Alberta (the “Court”).  The effect of the Arrangement will result in the Company becoming a wholly-owned indirect subsidiary of US Gold.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

16.  PROPOSED BUSINESS COMBINATION

Pursuant to, and subject to the terms and conditions of, the Arrangement Agreement and the Plan of Arrangement, the US Gold will acquire, through Canadian Exchange Co., all of the outstanding shares of the Company’s common shares (the “Minera Andes Shares”) in exchange for exchangeable shares of Canadian Exchange Co. (the “Exchangeable Shares”) at a ratio of 0.45 of an Exchangeable Share for each outstanding Minera Andes Share. In addition, all outstanding options to acquire Minera Andes shares will be converted into options to purchase shares of common stock of US Gold at a ratio of 0.45 of a share of the US Gold’s common stock for each Minera Andes Share underlying each such Minera Andes option. The exchange ratio of 0.45 will not be adjusted for any subsequent changes in market prices of the Minera Andes Shares or US Gold’s common stock prior to the closing of the Arrangement. The Exchangeable Shares will be exchangeable on a one-for-one basis for shares of US Gold’s common stock at any time at the option of the holder.  Each Exchangeable Share will be substantially the economic and voting equivalent of a share of common stock of US Gold. Any Exchangeable Shares not previously exchanged will, upon the direction of Canadian Exchange Co.’s board of directors, be exchanged for shares of common stock of US Gold on any date that is on or after the tenth year anniversary of the date on which exchangeable share are first issued, subject to applicable law, unless Canadian Exchange Co. exchanges them earlier upon the occurrence of certain events.

The Arrangement Agreement contains certain termination rights for both the Company and US Gold. The Company has agreed to pay a termination fee of $20,100,000 (representing 3% of its market capitalization as of market closing on September 1, 2011) in certain circumstances, including if the Arrangement Agreement is terminated for certain identified reasons.  US Gold has agreed to pay a termination fee of $25,600,000 (representing 3% of its market capitalization as of market closing on September 1, 2011) in certain circumstances, including if the Arrangement Agreement is terminated for certain identified reasons.

17.      DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As discussed in Note 2, these financial statements are prepared in accordance with IFRS. Differences between IFRS and United States generally accepted accounting principles (‘‘US GAAP’’) as they apply to these financial statements are summarized as follows:

a) The U.S. Securities and Exchange Commission’s staff has taken the position that a U.S. registrant without proven and probable economic reserves, in most cases, could not support the recovery of the carrying value of deferred exploration costs. The Company has incurred exploration expenditures primarily pertaining to the Los Azules and Santa Cruz properties. To date, these properties do not contain proven and probable economic reserves, as a result the exploration and evaluation expenditures are expensed under US GAAP.

b) Minera Andes’ investment in MSC has proven and probable reserves but MSC did not receive government approval of the Environmental Impact Assessment until the first quarter of 2006. To reconcile Minera Andes’s financial statements from IFRS to US GAAP all exploration and development costs incurred up to December 31, 2005 have been expensed.

c) The Company has recorded a deferred tax liability due to temporary differences between the functional currency of the accounting records for a foreign operation and the local currency in which they are filed, for tax purposes. Such revaluation is prohibited under ASC 740-10-25-3(f), and as a result, this deferred tax liability has been removed.

MINERA ANDES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(Unaudited - in thousands of U.S. Dollars unless otherwise stated)

17.       DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

d) The impact of items (a) to (c) on the consolidated financial statements is as follows:

	As at
	September 30	September 30
	2011	2010
Shareholders’ equity, end of period, per IFRS	$194,995	$115,126
Adjustment for deferred tax liability	2,079	1,335
Adjustment for mineral properties and deferred exploration costs	(44,109)	(30,573)
Adjustment for mineral property and deferred exploration cost portion of investment	(16,818)	(21,068)
Shareholders’ equity, end of period, per U.S. GAAP	$136,147	$64,820

	Nine Months Ended
	September 30	September 30
	2011	2010
Net income (loss) for the period, per IFRS	$34,508	$(4,239)
Adjustment for deferred tax liability	523	74
Adjustment for deferred exploration costs, net	(11,429)	(11,318)
Adjustment for investment	1,871	8,832
Net income (loss) for the period, per U.S. GAAP	$25,473	$(6,651)
Basic and diluted net income (loss) per common share, per U.S. GAAP	$0.09	$(0.03)

	As at
	September 30	September 30
	2011	2010
Total liabilities, end of period, per IFRS	$4,812	$60,360
Adjustment for deferred tax liability	(2,079)	(1,335)
Total liabilities, end of period, per U.S. GAAP	$2,733	$59,025

	As at
	September 30	September 30
	2011	2010
Total assets, end of period, per IFRS	$199,807	$175,487
Adjustment for mineral properties and deferred exploration costs	(44,109)	(30,573)
Adjustment for mineral property and deferred exploration cost portion of investment	(16,818)	(21,068)
Total assets, end of period, per U.S. GAAP	$138,880	$123,846

	Nine Months Ended
	September 30	September 30
	2011	2010
Cash flows, for the period, used in operating activities under IFRS	$(7,935)	$(2,867)
Adjustment related to investment	1,871	8,832
Adjustment related to mineral properties	(11,429)	(11,318)
Cash flows, for the period, used in operating activities under U.S. GAAP	$(17,493)	$(5,353)

Cash flows, for the period, provided by (used in) investing activities under IFRS	$10,265	$(6,927)
Adjustment related to investment	(1,871)	(8,832)
Adjustment related to mineral properties	11,429	11,318
Cash flows, for the period, provided by (used in) investing activities under U.S. GAAP	$19,823	$(4,441)